Exhibit 99.1

iDreamSky Reports Third Quarter 2014 Unaudited Financial Results

SHENZHEN, China, November 25, 2014 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today reported unaudited financial results for the third quarter of 2014. The Company will host a conference call to discuss the results at 8:00 a.m. EST (or 9:00 p.m. Beijing/Hong Kong Time) on November 25, 2014.

Quarterly Highlights

•	Total revenues were RMB294.5 million (US$48.0 million1), up 276.2% from the same quarter last year, and up 57.3% sequentially.

•	Gross profit was RMB123.2 million (US$20.1 million), up 332.0% from the same quarter last year, and up 53.3% sequentially.

•	Net income was RMB37.4 million (US$6.1 million), up 235.1% from the same quarter of 2013, and up from a net loss of RMB116.4 million last quarter.

•	Non-GAAP adjusted net income[2] was RMB56.8 million (US$9.3 million), up 401.6% from the same quarter last year, and up 75.1% sequentially.

•	Average monthly active users (“MAUs”) were 122.0 million, an increase of 27.7% from last quarter.

•	Average monthly paying users (“MPUs”) were 7.4 million, an increase of 42.3% from last quarter.

We are pleased to report solid top and bottom line growth in our first earnings results as a public company,” commented Mr. Michael Chen, Chief Executive Officer of iDreamSky. “Revenue increased 276.2% year-over-year as we diversified our portfolio with the launch of more than ten new games and expanded our pipeline by entering into strategic cooperation agreements with globally renowned content providers such as Disney, Halfbrick and Kiloo. Growth in overall traffic continued, demonstrating the effectiveness of the enhancements we made to our platform services, as well as the effectiveness of our strategy of diversifying our portfolio and pipeline in order to attract and retain players. Our strength in big data and user behavior analysis is an important advantage that helps us better monetize our user base and identify user trends. The launch of Fruit Ninja for Tencent also marks an important milestone for us as we leverage these strengths to transform from ‘made by iDreamSky’ to ‘designed by iDreamSky.’ We maintained our position as China’s leading independent mobile game publishing platform during the quarter and eagerly look forward to releasing more hit games and developing deeper relationships with content providers as a part of our goal to create sustainable value for our shareholders over the long term.”

[1]	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the noon buying rate of RMB6.1380 to US$1.00 as published by the Federal Reserve Bank of New York on September 30, 2014. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted at such rate or at all. The percentages stated are calculated based on the RMB amounts.
[2]

Non-GAAP adjusted net income is net income adjusted by excluding share-based compensation expenses and share of loss from equity investments. Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Mr. Jun Zou, Chief Financial Officer of iDreamSky added, “Non-GAAP net income during the quarter reached a record US$9.3 million, which is more than the Company’s entire non-GAAP net income from last year. User paying ratio increased to 6.1% from 5.6% during the same period last year. We are confident that we can continue to drive growth by the following: first, increasing our relatively small paying users base; second, driving our ARPPU up which is relatively low at RMB13.2 (US$2.2) per month in the third quarter of 2014; and third, building more strategic relationships with domestic and global content providers which will give us a strong pipeline of new games next quarter and well into 2015. We will also continue to invest in strengthening our game and platform research and development capabilities, data analysis and targeted marketing.”

Key Operating Data

	For the Three Months Ended
	September 30, 2013		June 30, 2014		September 30, 2014
	(in millions, except RMB and dollar amounts and percentages)
Key Operating Data
Downloads and activations(1)		73.5		76.2		116.9
Average MAUs(2)		81.3		95.5		122.0
Average DAUs(3)		25.0		22.9		27.4
Average MPUs(4)		4.6		5.2		7.4
ARPPU(5)	RMB	5.7	RMB	12.0	RMB	13.2 (US$2.2)
Paying ratio(6)		5.6%		5.5%		6.1%

(1)	“Game downloads and activations” refer to a completed download and installation of the Company’s mobile game that successfully connects to its SDK network through log-in or registration by a user.
(2)	“Monthly active users,” or “MAUs,” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(3)	Daily active users,” or “DAUs,” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular day. Average DAUs for a particular period is the average of the DAUs in each day during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(4)	“Monthly paying users,” or “MPUs,” refer to the number of unique accounts through which a payment is made in the Company’s mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment is made is counted as more than one paying user.
(5)	Average revenue per paying user,” or “ARPPU,” refers to the average amount of the revenue that we generate from each of the Company’s paying users.
(6)	“Paying ratio” for a given quarter equals to average MPUs divided by average MAUs for that quarter.

Operating Review

•	Average MAUs were 122.0 million, up 50.1% from 81.3 million in the third quarter of 2013 and 27.7% from 95.5 million from the second quarter of 2014.

•	Average DAUs were 27.4 million, up 9.6% from 25.0 million in the third quarter of 2013 and 19.7% from 22.9 million in the second quarter of 2014.

•	Game downloads and activations were 116.9 million, up 59.0% from 73.5 million in the third quarter of 2013 and 53.4% from 76.2 million in the second quarter of 2014.

The year-over-year and sequential increases were primarily due to the continued popularity of existing games as the Company offered new and improved game functions to maintain user interest, increased cross-promotions to enhance user engagement, and added promotional events to reward user loyalty. The Company also introduced more than ten new games, which strengthened the Company’s ability to attract new users. In addition, the Company introduced and enhanced its platform services, including leaderboards and user tournaments that enable in-game interaction and social networking among users, which help make the Company’s mobile game publishing platform more engaging to users. The Company continued to improve cross-promotions on its publishing platform. By presenting targeted game recommendations to existing users based on their interests and profiles, the Company was able to achieve higher download and activation rates.

In the third quarter of 2014, the Company continued to hold the largest market share of 29.8% by number of active users among China’s independent mobile game publishers, according to Analysys International, an independent market research firm.

Monetization

•	Average MPUs were 7.4 million, up 60.9% from 4.6 million in the third quarter of 2013 and 42.3% from 5.2 million in the second quarter of 2014.

•	ARPPU was RMB13.2 (US$2.2), up 132.4% from RMB5.7 in the third quarter of 2013 and up 10.5% from RMB12.0 in the second quarter of 2014.

•	The paying ratio of the Company’s players was 6.1%, up from 5.6% in the third quarter of 2013 and 5.5% in the second quarter of 2014.

The year-over-year and sequential increases in these metrics were primarily due to the Company’s effective monetization strategies as well as its enhanced game portfolio. The popularity of both the Company’s existing and new games is a major factor for the enhanced monetization. The Company increased user spending by identifying and implementing new monetization points suitable for mobile users in China, optimizing its virtual goods merchandising strategy through data analysis, and maintaining user engagement.

Game portfolio

As of September 30, 2014, the Company had a diversified portfolio of 27 casual games and 25 mid- and hardcore games, compared with 19 casual games and 21 mid- and hardcore games as of June 30, 2014.

Financial Review

	For the three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)
Financial Summary
Total revenues	78,262	187,152	294,458	47,973
Gross profit	28,522	80,365	123,226	20,076
Operating income/(loss)	12,503	(107,765)	41,117	6,699
Net income/(loss)	11,175	(116,419)	37,447	6,101
Non-GAAP net income	11,321	32,439	56,788	9,253
Net loss attributable to Company’s ordinary shareholders	(53,723)	(209,493)	(79,103)	(12,888)

Revenues

Total revenues were RMB294.5 million (US$48.0 million), representing an increase of 276.2% from RMB78.3 million for the third quarter of 2013 and an increase of 57.3% from RMB187.2 million for the second quarter of 2014.

The year-over-year and sequential increases were primarily due to the significant increases in game revenues as a result of the Company’s enhanced game portfolio, which contributed to the expansion of the Company’s user base, and its effective monetization strategies.

Cost of revenues

Cost of revenues was RMB171.2 million (US$27.9 million), representing an increase of 244.3% from RMB49.7 million for the third quarter of 2013 and an increase of 60.3% from RMB106.8 million for the second quarter of 2014. Cost of revenues as a percentage of total revenues for the third quarter of 2014 was 58.2%, compared with 63.6% for the third quarter of 2013 and 57.1% for the second quarter of 2014.

The decrease in cost of revenues as a percentage of total revenues from the same period last year was primarily due to the decrease in channel costs as a percentage of total revenues, resulting from optimized payment and more efficient distribution solutions. The slight increase in cost of revenues as a percentage of total revenues from the prior quarter was primarily due to a modest increase in channel costs as a percentage of total revenues, resulting from an increase in the percentage of casual games that the Company publishes, which have higher associated channel costs for payment processing.

Gross profit

As a result of the factors mentioned above, the Company’s gross profit was RMB123.2 million (US$20.1 million), representing an increase of 332.0% from RMB28.5 million for the third quarter of 2013 and an increase of 53.3% from RMB80.4 million for the second quarter of 2014.

Operating income/(loss)

Operating income was RMB41.1 million (US$6.7 million), an increase from RMB12.5 million for the third quarter of 2013 and an increase from an operating loss of RMB107.8 million for the second quarter of 2014. Operating income excluding share-based compensation expenses was RMB58.8 million (US$9.6 million), representing an increase of 367.2% from RMB12.6 million for the third quarter of 2013 and an increase of 43.2% from RMB41.1 million for the second quarter of 2014.

Research and development expenses. Research and development expenses were RMB21.3 million (US$3.5 million), which as a percentage of total revenues accounted for 7.2%, compared with 4.7% for the third quarter of 2013 and 6.0% for the second quarter of 2014. Both the year-over-year and sequential increases were primarily due to increased employee costs, in particular share-based compensation expenses. Research and development expenses excluding share-based compensation expenses were RMB16.3 million (US$2.7 million) for the third quarter of 2014, compared with RMB10.3 million for the second quarter of 2014 and RMB3.7 million for the third quarter of 2013.

In the third quarter of 2014, the Company focused on investing research and development resources in the development of special game editions for its distribution partners. For example, Fruit Ninja for Tencent and Guo Bao San Guo are designed for Tencent’s and Baidu’s platform, respectively, allowing the Company to access the large user base of these platforms.

Sales and marketing expenses. Sales and marketing expenses were RMB37.0 million (US$6.0 million), which as a percentage of total revenues accounted for 12.5%, compared with 11.3% for the third quarter of 2013 and 9.2% for the second quarter of 2014. Both the year-over-year and sequential increases were primarily due to increased spending on promotional activities in connection with the introduction of new games in the third quarter of 2014. Sales and marketing expenses excluding share-based compensation expenses were RMB36.8 million (US$6.0 million) for the third quarter of 2014, compared with RMB17.2 million for the second quarter of 2014 and RMB8.8 million for the third quarter of 2013.

General and administrative expenses. General and administrative expenses were RMB30.0 million (US$4.9 million), which as a percentage of total revenues accounted for 10.2%, compared with 5.4% for the third quarter of 2013 and 85.3% for the second quarter of 2014. The year-over-year increase was due to payment of professional fees associated with becoming a public company and share-based compensation expenses. The sequential decrease was primarily due to the effect of the one-off share-based compensation expenses of RMB147.8 million incurred in the second quarter of 2014 and the economies of scale of the Company’s expanding business. General and administrative expenses excluding share-based compensation expenses were RMB17.6 million (US$2.9 million) for the third quarter of 2014, compared with RMB11.8 million for the second quarter of 2014 and RMB4.2 million for the third quarter of 2013.

Net income/(loss) and Non-GAAP net income

The Company’s net income was RMB37.4 million (US$6.1 million), representing an increase of 235.1% from net income of RMB11.2 million for the third quarter of 2013, and an increase from a net loss of RMB116.4 million for the second quarter of 2014.

Non-GAAP net income, which is adjusted net income excluding share-based compensation expenses of RMB17.7 million (US$2.9 million) and share of loss from equity investments of RMB1.7 million (US$0.3 million), was RMB56.8 million (US$9.3 million), representing an increase of 401.6% from RMB11.3 million for the third quarter of 2013 and an increase of 75.1% from RMB32.4 million for the second quarter of 2014.

Net loss attributable to the Company’s ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders was RMB79.1 million (US$12.9 million), resulted mainly from accretion recognized for preferred shareholders of the Company before they became ordinary shareholders upon the completion of the Company’s initial public offering in the third quarter of 2014. This represents an increase of 47.2% from RMB53.7 million for the third quarter of 2013 and a decrease of 62.2% from RMB209.5 million for the second quarter of 2014.

Basic and diluted net loss per ADS were RMB2.6 (US$0.4) and RMB2.6 (US$0.4), respectively. Basic and diluted net loss per ADS for the third quarter of 2013 were RMB5.0 and RMB5.0, respectively. Basic and diluted net loss per ADS for the second quarter of 2014 were RMB20.4 and RMB20.4, respectively.

Cash and cash equivalents

Cash and cash equivalents were RMB1,001.0 million (US$163.1 million) as of September 30, 2014, up from RMB179.7 million as of December 31, 2013.

Outlook

For the fourth quarter of 2014, the Company expects revenue of RMB390 million (US$63.2 million) to RMB410 million (US$66.5 million), which represents year-over-year growth of 243.4% to 261.1%. This forecast is based on the Company’s current view on its recent operational results, estimated performance of its games and general market conditions, which may fluctuate and are subject to change.

Conference Call Information

iDreamSky’s management will host an earnings conference call on November 25, 2014, at 8:00 a.m. U.S. Eastern Standard Time, corresponding to 9:00 p.m. Beijing/Hong Kong Time, to discuss the Company’s results and business operations.

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Standard Time, December 2, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10056417

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of iDreamSky’s website at http://ir.idreamsky.com.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) is the largest independent mobile game publishing platform in China based on the number of active users in 2013, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire, retain and monetize users; the fact that a relatively small number of games continue to account for a substantial majority of the Company’s revenue, and declines in popularity of these games could harm its financial results; the Company’s ability to extend the life cycle of its existing popular games and to source and launch new popular games in a timely manner; the fact that revenues from new games may not be sufficient to offset declines in revenues in more mature games; market acceptance of new games and enhancements to existing games; the Company’s relationship with developers of popular games and its ability to enter into favorable revenue sharing arrangements with the developers; the Company’s relationship with China’s major mobile game distribution and payment processing platforms; the continued growth of the Company’s proprietary distribution channel and the effectiveness of cross-promotion on its platform; intense competition in the mobile game industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; general economic conditions and their impact on consumer spending, especially leisure spending; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on August 7, 2014. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (i) share-based compensation expenses and (ii) share of loss from equity investments, as applicable. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. The Company has included the “adjusted net income” information because it is a key measure the Company uses to evaluate its operating performance, generate future operating plans and make strategic decision for the allocation of capital. However, non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

iDreamSky Contact:

For investor and media inquiries, please contact:

iDreamSky Technology Limited

Ms. Caroline Dong

Phone: +86-755-8668-5111 (8010)

E-mail: ir@idreamsky.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@ChristensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for par value or number of shares)

	As of December 31,	As of September 30,
	2013 RMB	2014 RMB	2014 US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	179,658	1,001,021	163,086
Accounts receivable	76,900	201,127	32,768
Amounts due from related parties	56	1,570	256
Prepayments and other current assets	7,078	121,847	19,851
Deferred tax assets	1,262	—	—

Total current assets	264,954	1,325,565	215,961

Non-current assets
Equity investments	1,330	22,985	3,745
Property and equipment, net	8,684	15,854	2,583
Intangible assets, net	2,040	31,568	5,143
Other non-current assets	1,630	2,925	475

Total non-current assets	13,684	73,332	11,946

Total assets	278,638	1,398,897	227,907

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	86,235	121,182	19,743
Deferred revenue	—	33,888	5,521
Accruals liabilities and other current liabilities	20,800	43,605	7,104
Income tax payable	7,239	7,226	1,177
Amounts due to related parties	8,879	8,767	1,428
Total current liabilities	123,153	214,668	34,973

Deferred income tax liability	—	18,989	3,094
Total non-current liabilities	—	18,989	3,094

Total liabilities	123,153	233,657	38,067

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for par value or number of shares)

	As of December 31,	As of September 30,
	2013	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Mezzanine equity
Series A convertible preferred shares (US$0.0001 par value, 6,750,000 and nil shares authorized, issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	3,270	—	—
Series A-1 convertible preferred shares (US$0.0001 par value, 19,717,880 and nil shares authorized, issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	51,452	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 25,000,000 and nil shares authorized, issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	159,757	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 11,111,100 and nil shares authorized, issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	71,962	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 27,948,320 and nil shares authorized, issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	184,223	—	—

Total mezzanine equity	470,664	—	—

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for par value or number of shares)

	As of December 31,	As of September 30,
	2013	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares (US$0.0001 par value)	26	107	17
Additional paid-in capital	—	2,442,259	397,892
Statutory reserves	2,701	2,701	440
Accumulated deficit	(322,619)	(1,274,653)	(207,666)
Accumulated other comprehensive income/(loss)	4,661	(5,463)	(890)
Total iDreamSky Technology Limited shareholders’ equity	(315,231)	1,164,951	189,793

Non-controlling interest	52	289	47

Total shareholders’ equity	(315,179)	1,165,240	189,840

Total liabilities, mezzanine equity and shareholders’ equity	278,638	1,398,897	227,907

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except per share or per ADS data or number of shares)

	For the three months ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Game revenues	78,025	187,111	293,463	47,811
Other revenues	237	41	995	162

Total revenues	78,262	187,152	294,458	47,973

Cost of revenues	(49,740)	(106,787)	(171,232)	(27,897)

Gross profit	28,522	80,365	123,226	20,076

Operating expenses:
Research and development expenses	(3,707)	(11,182)	(21,252)	(3,462)
Sales and marketing expenses	(8,804)	(17,265)	(36,951)	(6,020)
General and administrative expenses	(4,248)	(159,654)	(30,019)	(4,891)

Total operating expenses	(16,759)	(188,101)	(88,222)	(14,373)

Other gain/(loss), net	740	(29)	6,113	996
Operating income/(loss)	12,503	(107,765)	41,117	6,699

Other income/(expenses):
Interest income	31	468	121	20
Foreign exchange and others	97	(645)	(63)	(10)
Share of loss from equity investments	(63)	(41)	(1,661)	(271)
Income/(loss) before income tax	12,568	(107,983)	39,514	6,438
Income tax expense	(1,393)	(8,436)	(2,067)	(337)
Net income/(loss)	11,175	(116,419)	37,447	6,101
Less: net loss attributable to the non-controlling interest shareholders	(72)	(208)	(57)	(9)

Net income/(loss) attributable to iDreamSky Technology Limited	11,247	(116,211)	37,504	6,110
Accretion to convertible redeemable preferred shares redemption value	(21,493)	(93,282)	(116,607)	(18,998)
Deemed dividend to Series A preferred shareholders	(14,402)	—	—	—
Deemed dividend to Li Meiping	(29,075)	—	—	—
Net loss attributable to ordinary shareholders	(53,723)	(209,493)	(79,103)	(12,888)

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except per share or per ADS data or number of shares)

	For the three months ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income/(loss)	11,175	(116,419)	37,447	6,101
Other comprehensive income:
Foreign currency translation adjustments, net of tax	374	(1,641)	(2,615)	(426)
Comprehensive income/(loss)	11,549	(118,060)	34,832	5,675
Less: comprehensive loss attributable to the non-controlling interest	(72)	(208)	(57)	(9)
Comprehensive income/(loss) attributable to iDreamSky Technology Limited	11,621	(117,852)	34,889	5,684

Net loss per share attributable to ordinary shareholders
-Basic	(1.26)	(5.11)	(0.66)	(0.11)
-Diluted	(1.26)	(5.11)	(0.66)	(0.11)

Net loss per ADSs attributable to ordinary shareholders
-Basic	(5.04)	(20.44)	(2.64)	(0.44)
-Diluted	(5.04)	(20.44)	(2.64)	(0.44)

Weighted average number of ordinary shares used in per share calculation:
-Basic	42,331,594	41,032,120	120,471,629	120,471,629
-Diluted	42,331,594	41,032,120	120,471,629	120,471,629

Weighted average number of ADSs used in per ADS calculation:
-Basic	10,582,899	10,258,030	30,117,907	30,117,907
-Diluted	10,582,899	10,258,030	30,117,907	30,117,907

Share-based compensation expense included in:
- Cost of revenues	22	50	185	30
- Research and development expenses	43	901	4,926	803
- Sales and marketing expenses	—	22	127	21
- General and administrative expenses	18	147,844	12,442	2,027

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except per share or per ADS data or number of shares)

	For the three months ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating income/(loss)	12,503	(107,765)	41,117	6,699
Share-based compensation expenses	83	148,817	17,680	2,881

Non-GAAP operating income	12,586	41,052	58,797	9,580

Net income/(loss)	11,175	(116,419)	37,447	6,101
Share-based compensation expenses	83	148,817	17,680	2,881
Share of loss from equity investments	63	41	1,661	271

Non-GAAP net income	11,321	32,439	56,788	9,253

GAAP loss per share attributable to ordinary shareholders
-Basic	(1.26)	(5.11)	(0.66)	(0.11)
-Diluted	(1.26)	(5.11)	(0.66)	(0.11)

GAAP loss per ADSs attributable to ordinary shareholders
-Basic	(5.04)	(20.44)	(2.64)	(0.44)
-Diluted	(5.04)	(20.44)	(2.64)	(0.44)

Non-GAAP loss per share attributable to ordinary shareholders
-Basic	(1.26)	(1.48)	(0.50)	(0.08)
-Diluted	(1.26)	(1.48)	(0.50)	(0.08)

Non-GAAP loss per ADSs attributable to ordinary shareholders
-Basic	(5.04)	(5.92)	(2.00)	(0.32)
-Diluted	(5.04)	(5.92)	(2.00)	(0.32)

Weighted average number of ordinary shares used in per share calculation:
-Basic	42,331,594	41,032,120	120,471,629	120,471,629
-Diluted	42,331,594	41,032,120	120,471,629	120,471,629

Weighted average number of ADSs used in per ADS calculation:
-Basic	10,582,899	10,258,030	30,117,907	30,117,907
-Diluted	10,582,899	10,258,030	30,117,907	30,117,907